Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Three
	Months Ended
	March 31,
	2017	2016
Income (loss) from continuing operations before taxes	$475	$235
Sub-total of fixed charges	79	71
Sub-total of adjusted income (loss)	554	306
Interest on annuities and financial products	648	635
Adjusted income (loss) base	$1,202	$941
Fixed Charges
Interest and debt expense	$64	$68
Interest expense (income) related to uncertain tax positions	11	-
Portion of rent expense representing interest	4	3
Sub-total of fixed charges excluding interest on
annuities and financial products	79	71
Interest on annuities and financial products	648	635
Total fixed charges	$727	$706

Ratio of sub-total of adjusted income (loss) to sub-total
of fixed charges excluding interest on annuities and
financial products	7.01	4.31
Ratio of adjusted income (loss) base to total fixed
charges	1.65	1.33